(FARMER BROS. CO. LETTERHEAD)

February 8, 2008

Ms. Jill Davis

Branch Chief

Division of Corporate Finance Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  205497010

Re:	Farmer Bros. Co.
Form 10-K for Fiscal Year Ended June 30, 2007

Dear Ms. Davis,

             We have received your January 31, 2008 comment letter regarding our most recent Form 10-K. At present we are studying it and reviewing our Form 10-K. Our independent accountants are exceptionally busy this time of year, and we have most recently been focused on our audit committee meeting and completing our Form 10-Q filing.

             We intend to respond on or before March 6, 2008. Mr. Giugliano and our counsel, John Anglin, have spoken, and this letter is the result of that conservation.

             If you have any questions, or if I can be of any assistance, please call me on 310-787-5241.

Sincerely,

FARMER BROS. CO.

/s/ John E. Simmons
John E. Simmons
Treasurer

Cc:          J. Anglin

                J. Giugliano